RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on August 18, 2005. At the meeting, shareholders voted on the election of trustees.

With regard to the election of the following trustees by shareholders of the
Fund:

                                                              # of Shares
                                                      -------------------------
                                                      In Favor        Withheld
-------------------------------------------------------------------------------

Randall C. Barnes                                    17,439,521        219,310
Frank E. Burgess                                     17,438,417        220,414

The other trustees of the Fund whose terms did not expire in 2005 are Philip E. Blake, Nicholas Dalmaso, James R. Imhoff, Jr., Ronald A. Nyberg, Ronald E. Toupin and Lorence Wheeler.